SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March - 2014
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release  issued by G. Willi-Food International Ltd. (“Registrant”) on March 18, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: March 18, 2014
	By:	/s/ Raviv Segal
Name: Raviv Segal Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS FISCAL 2013 NET PROFIT UP 33% FROM FISCAL
2012 NET PROFIT

YAVNE, Israel – March 18, 2014 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2013.

Fiscal 2013 Highlights
•	Sales increased 17.3% from fiscal 2012 to NIS 336.0 million (US$ 96.8 million)
•	Gross profit increased 21.2% from fiscal 2012 to NIS 83.7 million (US$ 24.1 million), or 24.9% of sales
•	Operating income increased 24.5% from fiscal 2012 to NIS 29.2 million (US$ 8.4 million), or 8.7% of sales
•	Income before taxes increased 30.1% from fiscal 2012 to NIS 41.3 million (US$ 11.9 million), or 12.3% of sales
•	Net income increased 32.5% from fiscal 2012 to NIS 31.8 million (US$ 9.2 million), or 9.5% of sales
•	Earnings per share of NIS 2.45 (US$ 0.71) increased 32.5% compared to earnings per share of NIS 1.85 (US$ 0.53) in fiscal 2012
•	Cash, securities balance and loan to C.D-B.A Holdings (Designated) (2013) Ltd. ("Newco") (net of short-term bank debt) of NIS 214.4 million (US$ 61.8 million) as of December 31, 2013

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Fiscal 2013 Results

Sales for fiscal 2013 increased by 17.3% to NIS 336.0 million (US$ 96.8 million) from NIS 286.5 million (US$ 82.5 million) in fiscal 2012. Sales increased in fiscal 2013 due to our increased marketing efforts and the growing demand from domestic and international customers for our quality kosher products. In addition, we continued to benefit from a shift in behavior in Israel as cost-conscious consumers recognize our products as a viable alternative to higher cost leading brands.

Gross profit for fiscal 2013 increased by 21.2% to NIS 83.7 million (US$ 24.1 million) compared to NIS 69.0 million (US$ 19.9 million) recorded in fiscal 2012. Fiscal 2013 gross margin was 24.9% compared to gross margin of 24.1% for fiscal 2012. The improvement in gross margin was the result of a favorable mix of product revenue during the year as sales of higher gross margin products increased faster than sales of lower gross margin products.

Mr. Zwi Williger, Chairman of Willi-Food commented, “We are very pleased to report a strong year, with organic sales growth of 17.3%, gross profit growth of 21.2%, operating income growth of 24.5% and net income growth of 32.5% as our customer base continues to expand and market demand for our products continues to increase. Despite the pressure imposed on the Company by the supermarket chains to reduce prices and despite the well-known pressures in commodity costs imposed worldwide, we continued to gain traction with new customers while product sales to existing customers also continued to grow."

Willi-Food’s operating income for fiscal 2013 increased by 24.5% to NIS 29.2 million (US$ 8.4 million) compared to NIS 23.5 million (US$ 6.8 million) recorded in fiscal 2012. Selling expenses increased by 21.5% from 2012, primarily due to an increase in promotional expenses as well as vehicles and transport expenses, each of which increased due to the growth in sales. Selling expenses as a percentage of sales increased in fiscal 2013 to 10.5% compared to 10.0% in fiscal 2012. General and administrative expenses increased by 16.1% from fiscal 2012, primarily due to an increase in management profit-related bonuses. General and administrative expenses as a percentage of sales in fiscal 2013 were 5.8%, approximately the same percentage as in fiscal 2012.

Willi-Food’s income before taxes for fiscal 2013 increased by 30.1% to NIS 41.3 million (US$ 11.9 million) compared to NIS 31.8 million (US$ 9.2 million) recorded in fiscal 2012.

Willi-Food's net income for fiscal 2013 increased by 32.5% to NIS 31.8 million (US$ 9.2 million), or NIS 2.45 (US$ 0.75) per share, from NIS 24.0 million (US$ 6.9 million), or NIS 1.85 (US$ 0.53) per share, recorded in fiscal 2012.

Willi-Food ended 2013 with NIS 214.4 million (US$ 61.8 million) in cash, securities and loan to Newco net from short-term debt. Willi-Food's shareholders' equity at the end of December 2013 was NIS 365.8 million (US$ 105.4 million).

Business Outlook

Mr. Williger continued, ”Our strong performance in 2013 was driven by expanded sales volume of our higher-margin products to new and existing customers. With sales increases in all of our business segments, we were able to achieve the highest sales and gross profit in the Company’s history. The broad-based strength of our business enabled us to deliver record results, both on the top and bottom lines. We have significantly expanded our product lines and continue to deliver improved margins. As we see consumer demand for kosher foods continuing to increase, we are confident that our focused marketing strategy and the introduction of higher-margin products targeted to health-conscious and kosher consumers will continue to support our growth in 2014.”

 “Due to increased awareness in Israel of the rising food prices, customers have realized that they can obtain food products from us of comparable or better quality than those of the leading brands but at more affordable prices, causing our customer base and the demand for our products to increase," Mr. Williger noted.  "Our financial results have significantly improved over the last six quarters as a direct result of our strategy to organically grow our customer base and product line, while at the same time expanding our margins. We implemented our plan to increase the awareness of our products by initiating promotional activities that created broad awareness of our new and old products, broadening our customer base. This plan has helped us achieve our goals to strengthen our position in the market due to our broad range of quality food products. We intend to reinvest in the development of the Company in order to maximize profitability and increase long-term value for our shareholders. Moreover, we are pleased to consistently deliver significantly higher margins than those generated by most of the other companies in our industry, as we are able to differentiate our Company through our success by becoming a high margin business in a low margin industry.”

Furthermore, Mr. Williger added, "About two weeks ago, my brother Joseph and I signed an agreement to sell to Emblaze, which is traded on the London Stock Exchange, our controlling stake in Willi-Food Investments Ltd., the controlling shareholder of the Company. We view this sale as an opportunity for the Company to continue its accelerated development in the food sector, both in Israel and outside Israel and possibly to expand into additional activities. Both my brother and I will continue to manage the Company, together with the Company's personnel and the management of Emblaze, in order to continue to develop the Company."

 “We believe we are well positioned to continue our expansion and the recent financial results certainly confirm our belief in our strategy,” concluded Mr. Williger. “We are constantly focusing on looking to meet the demands of consumers for new kosher products, and we have the infrastructure in place and development expertise to develop and deliver these products. At the same time, we remain focused on maximizing long-term profitability and creating additional value for our shareholders.”

Conference Call

The Company will host a conference call and live webcast on March 18, 2014 to discuss the financial results beginning at 11:00 AM Eastern Time. Interested parties may participate on the call by dialing 1-877-941-1427 (US), or 1-480-629-9664 (International), approximately 10 minutes prior to the scheduled start time. Participants may also access a live listen only webcast at:
 http://public.viavid.com/index.php?id=108184

Following the conclusion of the call, a telephonic replay will be available for 14 days beginning at 2:00 PM Eastern Time on March 18, 2014 through 11:59 PM Eastern Time on April 1, 2014 and may be accessed by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), using access code 4672792.  In addition, an archived webcast will be available for one year at:
http://public.viavid.com/report-s/eventparticipantreporttab.php?id=o5aqoJ%2Bb

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2013, U.S. $1.00 equals NIS 3.471. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and fiscal year ended December 31, 2013 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	36,197	57,563	10,428	16,584
Financial assets carried at fair value through profit or loss	112,864	158,810	32,516	45,753
Trade receivables	82,932	71,340	23,894	20,553
Other receivables and prepaid expenses	2,694	5,988	777	1,725
Inventories	54,001	49,270	15,558	14,195
Loan carried at fair value through profit or loss	65,300	-	18,813	-
Total current assets	353,988	342,971	101,986	98,810

Non-current assets
Property, plant and equipment	66,663	63,022	19,206	18,157
Less -Accumulated depreciation	25,689	21,394	7,401	6,164
	40,974	41,628	11,805	11,993

Prepaid expenses	50	62	14	18
Goodwill	36	36	10	10
Deferred taxes	-	20	-	6
Total non-current assets	41,060	41,746	11,829	12,027
	395,048	384,717	113,815	110,837
EQUITY AND LIABILITIES
Current liabilities
Short-term bank debt	18	9,930	5	2,861
Trade payables	20,245	28,744	5,833	8,281
Employees Benefits	1,880	1,659	542	478
Accruals	-	3,446	-	993
Current tax liabilities	637	2,117	184	610
Other payables and accrued expenses	5,282	4,479	1,522	1,290
Total current liabilities	28,062	50,375	8,086	14,513

Non-current liabilities
Retirement benefit obligation	644	581	186	167
Deferred taxes	499	-	144	-
Total non-current liabilities	1,143	581	330	167

Shareholders' equity
Share capital NIS 0.10 par value (authorized - 50,000,000 shares, issued and outstanding – 12,974,245 shares at December 31, 2013; 12,974,245 shares at December 31, 2012)	1,407	1,444	416	416
Additional paid in capital	119,281	129,897	37,478	37,424
Capital fund	247	247	71	71
Foreign currency translation reserve	786	639	226	184
Retained earnings	244,185	212,377	70,350	61,186
Treasury shares	-	(10,843)	(3,124)	(3,124)
Capital Fund remeasurement of the net liability in respect of defined benefit	(63)	-	(18)	-
	365,843	333,761	105,399	96,157
	395,048	384,717	113,815	110,837

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	336,032	286,509	96,811	82,544
Cost of sales	252,355	217,468	72,704	62,653

Gross profit	83,677	69,041	24,107	19,891

Selling expenses	35,130	28,915	10,121	8,330
General and administrative expenses	19,408	16,715	5,591	4,816
Other income	(54)	(46)	(16)	(13)

Total operating expenses	54,484	45,584	15,696	13,133

Operating income	29,193	23,457	8,411	6,758

Financial income	13,008	8,716	3,748	2,511
Financial expense	876	410	252	118
Total financial income	12,132	8,306	3,496	2,393

Income before taxes on income	41,325	31,763	11,907	9,151
Taxes on income	(9,517)	(7,757)	(2,742)	(2,235)

Net income	31,808	24,006	9,165	6,916

Earnings per share:

Basic earnings per share	2.45	1.85	0.71	0.53

Diluted earnings per share	2.45	1.85	0.71	0.53

Shares used in computation of basic EPS	12,974,245	12,977,481	12,974,245	12,977,481

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	31,808	24,006	9,165	6,916
Adjustments to reconcile net income to net cash provided by operating activities:	(28,078)	(31,127)	(8,090)	(8,967)
Net cash from (used in) continuing operating activities	3,730	(7,121)	1,075	(2,051)
Net cash from discontinued operating activities	-	-	-	-

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(6,077)	(1,628)	(1,751)	(469)
Proceeds from sale of property plant and Equipment	29	269	8	77
Additions to long term other receivables	(445)	-	(128)
Proceeds from purchase of marketable securities, net	56,309	8,654	16,223	2,493
Proceeds used in purchase of loan carried at fair value through profit or loss	(65,000)	-	(18,727)	-
Net cash from (used in) continuing investing activities	(15,184)	7,295	(4,375)	2,101
Net cash from discontinued investing activities	-	13,500	-	3,889

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt, net	(9,912)	9,930	(2,856)	2,861
Investment used in treasury stocks	-	(702)	-	(202)
Net cash from (used in) continuing financing activities	(9,912)	9,228	(2,856)	2,659
Net cash used in discontinued financing activities	-	-	-	-
Increase (decrease) in cash and cash equivalents	(21,366)	22,902	(6,156)	6,598
Cash and cash equivalents at the beginning of the financial period	57,563	34,661	16,584	9,986
Cash and cash equivalents of the end of the financial period	36,197	57,563	10,428	16,584

(*)	Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	In thousands (except per share and share data)

Adjustments to reconcile net income to net cash from operating activities

Depreciation and amortization	4,459	3,134	1,285	903
Unrealized Gain of loan carried at fair value through profit or loss	(300)	-	(86)	-
Decrease in deferred income taxes	519	913	150	263
Capital Gain on disposal of property plant and equipment	(29)	(89)	(8)	(26)
Unrealized Gain on marketable securities	(10,363)	(4,034)	(2,986)	(1,162)
Stock based compensation reserve	190	88	55	25
Employees benefit, net	-	63	-	19

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(9,046)	(16,613)	(2,607)	(4,786)
Increase in inventories	(4,731)	(16,657)	(1,364)	(4,799)
Increase (decrease) in payables and other current liabilities	(8,777)	2,068	(2,529)	596
	(28,078)	(31,127)	(8,090)	(8,967)

(*)	Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.